Vestas

RECEIVED

2005 OCT 25 P 12: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COPY

Copenhagen Stock Exchange
Nikolaj Plads 6
[redacted]

05012038

SUPPL

Randers, 19 October 2005
Stock exchange announcement No. 34/2005

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

Vestas receives another order for V90-3.0 MW wind turbines in Portugal

The Vestas Group has been awarded a turnkey contract for the Alvelos Pinhal Wind Farm comprising 18 units of the V90-3.0 MW wind turbine. The order has been awarded by Generventos do Pinhal Interior, Energias Renováveis, Lda, a company owned by Generg, S.G.P.S., S.A., which is one of the largest renewable energy promoters in Portugal.

The project is located in the municipality of Oleiros, district of Castelo Branco. Installation and commissioning of the 54 MW wind park will take place during 2006.

"*We are very satisfied that Generg once again has chosen Vestas as supplier,*" says Ebbe Funk, President of Vestas Mediterranean West and adds: "*The order confirms our expectations to the Portuguese market as well as strengthens our position in the market.*"

The positive expectations to the Portuguese market are based on account of the Portuguese authorities' long-term plans for sustainable energy. During the spring of 2005, the target for wind energy in Portugal was increased from 3,750 MW to 4,400 MW by 2010.

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 28/2005 of 25 August 2005.

Any questions may be addressed to the President of Vestas Mediterranean West, Ebbe Funk, phone +34 93241 9800 or IR manager at Vestas Wind Systems A/S, Michael Nielsen, phone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

dlw 10/25

AIS

October 18, 2005

RECEIVED

2005 OCT 25 P 12:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 135/2005**

  Subject: Form of Report to the Exchange of the Results of the Sale of Warrants (Addition)
  Date: October 18, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

October 18, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 135/2005**

  Subject: Form of Report to the Exchange of the Results of the Sale of Warrants (Addition)
  Date: October 18, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
October 18, 2005

- Translation -

(F 53-5)

AIS-CP 135/2005

October 18, 2005

Re: Form of Report to the Exchange of the Results of the Sale of Warrants (Addition)

To: The President
The Stock Exchange of Thailand

The Executive Committee Meeting of Advanced Info Service Public Company Limited No. 9/2005, held on September 27, 2005, resolved to allot the remaining warrants (ESOP Grant 4) to employees. The details of allotment are as follows:

1. Information relating to the warrant offering

Category of warrants offered : Warrants purchasing ordinary shares to directors and employees of the Company (Employee Stock Option Plan - ESOP Grant 4)

Number of warrants offered : 9,794,800 units divided by:

Date of allotment	Allotment (units)	Remaining (units)
The 1st allotment, on May 31, 2005	9,216,700	578,100
The 2nd allotment, on October 17, 2005	220,000	358,100

Number of offered warrants for the 2nd allotment : 220,000 units

Price per unit : Baht 0 (zero Baht)

Offered to : The Company's employees and not offering through the intermediary

Exercise ratio : 1 warrant to 1.01344 shares *

Exercise price : 105.246 Baht per share *

Subscription and payment period: October 17, 2005

* The Company adjusted exercise ratio and price on August 22, 2005.

2. Results of the sale of warrants:

[ ] totally sold out
[✓] partly sold out, with 358,100 warrants remaining.
The Company will consider allotting the remaining warrants in further.

3. Details of the sale of warrants for the 2nd allotment:

	Allotment result			
	Director	Employee	Intermediary	Total
No. of warrant holders	-	2	-	2
No. of warrants (units)	-	220,000	-	220,000
% of total issued warrants	-	2.25	-	2.25

4. Amount of money received from the sale of warrants

Total amount _____ - _____ Baht

Less expense (specify) _____ - _____ Baht

Net amount received _____ - _____ Baht